Exhibit 99.2

Form of Proxy Card

Signature [PLEASE SIGN WITHIN BOX] Date Signature (Joint Owners) Date TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS: KEEP THIS PORTION FOR YOUR RECORDS DETACH AND RETURN THIS PORTION ONLY THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED. V77646-P36945 For Against Abstain ! ! ! ! ! ! ARQIT QUANTUM INC. Nominees: 1. Election of Directors The Board of Directors recommends you vote FOR the following: Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. All holders must sign. If a corporation or partnership, please sign in full corporate or partnership name by authorized officer. NOTE: Such other business as may properly come before the meeting or any adjournment thereof. 1a. STEPHEN CHANDLER 1b. NICOLA BARBIERO SCAN TO VIEW MATERIALS & VOTEw ARQIT QUANTUM INC. 3 ORCHARD PLACE LONDON SW1H 0BF, UNITED KINGDOM VOTE BY INTERNET Before The Meeting - Go to www.proxyvote.com or scan the QR Barcode above Use the Internet to transmit your voting instructions and for electronic delivery of information. Vote by 11:59 p.m. Eastern Time on September 10, 2025. Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form. During The Meeting - Go to www.virtualshareholdermeeting.com/ARQQ2025 You may attend the meeting via the Internet. Have the information that is printed in the box marked by the arrow available and follow the instructions. VOTE BY PHONE - 1-800-690-6903 Use any touch-tone telephone to transmit your voting instructions. Vote by 11:59 p.m. Eastern Time on September 10, 2025. Have your proxy card in hand when you call and then follow the instructions. VOTE BY MAIL Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

V77647-P36945 Important Notice Regarding the Availability of Proxy Materials for the General Meeting: The Notice and Proxy Statement is available at www.proxyvote.com. Continued and to be signed on reverse side ARQIT QUANTUM INC. General Meeting of Shareholders September 11, 2025 2:00 PM (BST) This proxy is solicited by the Board of Directors The undersigned hereby appoints Patrick Willcocks as proxy, with the power to appoint a substitute, and authorizes him to represent and vote as specified on the other side of this proxy, all ordinary shares of Arqit Quantum Inc. that the undersigned is entitled to vote at the General Meeting of Shareholders to be held at 2:00 p.m. (British Summer Time) on Thursday, September 11, 2025, at 5 Old Broad Street, London, England EC2N 1DW, or attend virtually only at www.virtualshareholdermeeting.com/ARQQ2025 and all adjournments thereof. The shares represented by this proxy will be voted as specified on the other side. If no choice is specified, this proxy will be voted FOR each proposal. The proxies are authorized, in their discretion, to vote such shares upon any other business that may properly come before the General Meeting.